

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2010

Mr. Douglas Tallant
President
Friendly Energy Exploration
502 North Division Street
Carson City, NV 89703

>   **Re: Friendly Energy Exploration**
>   **Form 10-SB Filed August 31, 2000**
>   **Form 10-K for Fiscal Year Ended December 31, 2008, Filed April 15, 2009**
>   **Form 10-K for Fiscal Year Ended December 31, 2004, Filed July 15, 2009**
>   **Response Letter Dated September 29, 2009**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2008, Filed October 1, 2009**
>   **Forms 10-K/A for Fiscal Years Ended December 31, 2000 through December 31, 2004 and December 31, 2006, Filed December 2, 2009**
>   **Response Letter Dated February 5, 2010**
>   **Forms 10-K/A for Fiscal Years Ended December 31, 2000 through December 31, 2004, December 31, 2006 and December 31, 2008, Filed February 5, 2010**
>   **Response Letter Dated March 30, 2010**
>   **Forms 10-K/A for Fiscal Years Ended December 31, 2000 through December 31, 2004, December 31, 2006 and December 31, 2008, Filed March 31, 2010**
>   **Form 10-K for Fiscal Year Ended December 31, 2009, Filed March 31, 2010**
>   **Response Letter Dated June 16, 2010**
>   **File No. 000-31423**

Dear Mr. Tallant:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Mark C. Shannon
                                        Branch Chief